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Exhibit 99.1

 NOTICE OF ANNUAL AND SPECIAL MEETING

NORTH AMERICAN PALLADIUM LTD.
Suite 2116, 130 Adelaide St. W.
Toronto, Ontario, Canada M5H 3P5

        Notice is hereby given that the annual and special meeting of shareholders (the "Meeting") of North American Palladium Ltd. ("NAP" or the "Company") will be held at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on May 20, 2010, at 10:00 a.m. (Toronto time) for the following purposes:

  1.
  To receive the audited consolidated financial statements of the Company for the year ended December 31, 2009 and the report of the auditors thereon;

  2.
  To elect directors of the Company for the ensuing year;

  3.
  To consider, and if thought fit, approve the appointment of KPMG LLP, Chartered Accountants, as auditors for the Company, and to authorize the directors of the Company to fix the auditors' remuneration;

  4.
  To consider, and if thought fit, pass a special resolution authorizing an amendment to the articles of incorporation to cancel the class of shares of the Company known as the "special shares"; the full text of the resolution is set out in Schedule A to the accompanying management information circular (the "Circular");

  5.
  To consider, and if thought fit, pass a resolution approving and ratifying the adoption of the Company's Amended and Restated RRSP Plan as more fully described in the Circular; the full text of the resolution is set out in Schedule B to the Circular;

  6.
  To consider, and if thought fit, pass a resolution approving and ratifying the adoption of the Company's Amended and Restated Stock Option Plan as more fully described in the Circular; the full text of the resolution is set out in Schedule C to the Circular; and

  7.
  To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

        A copy of the Circular and form of proxy with respect to matters to be dealt with at the Meeting are included herewith.

        By resolution of the Board of Directors of the Company, shareholders of record at the close of business on April 15, 2010 will be entitled to notice of and to vote at the Meeting in person or by proxy.

        DATED at Toronto, Ontario as of April 21, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

André J. Douchane Chairman

Shareholders unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. All forms of proxy must be deposited with Computershare Investor Services Inc. no later than 5:00 p.m. (Toronto time) two business days preceding the Meeting.

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  Exhibit 99.1
NOTICE OF ANNUAL AND SPECIAL MEETING
NORTH AMERICAN PALLADIUM LTD. Suite 2116, 130 Adelaide St. W. Toronto, Ontario, Canada M5H 3P5